UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0721 Expires: July 31, 2022 Estimated average burden hours per response... 639.34

FORM 1-SA

☒ SEMI ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

Circle of Wealth Fund III LLC

(Exact name of issuer as specified in its charter)

Idaho	83-2684731
State or other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

701 E Front Ave, Floor 2, Coeur d’Alene, ID 83814

(Full mailing address of principal executive offices)

800-971-5988

(Issuer’s telephone number, including area code)

In this Semiannual Report, references to the “Company,” “Fund,” “we,” “us” or “our” or similar terms refer to Circle of Wealth Fund III LLC, an Idaho limited liability company and references to our “Manager” refer to Secured Investment Corp., a Wyoming corporation, our manager.

This Semiannual Report on Form 1-SA, or the Semiannual Report, contains forward-looking statements. Investors should not place undue reliance on forward-looking statements, and should consider carefully the statements made in “Risk Factors” and elsewhere in our Offering Circular dated April 6, 2020, which are incorporated herein by reference, that identify important factors that could cause actual outcomes to differ from those expressed or implied in the Company’s forward-looking statements, and that could materially and adversely affect the Company’s business, operating results, and financial condition.

https://www.sec.gov/Archives/edgar/data/1762825/000173112220000349/e1852partiiandiii.htm

You should read the following discussion in conjunction with the Company’s unaudited financial statements and the related notes elsewhere in this Semiannual Report

Item 1. MANAGER’S ANALYSIS AND DISCUSSION OF THE FINANCIAL CONDITION AND PLAN OF OPERATIONS

The Manager’s Discussion and Analysis contains forward-looking statements. Investors should not place undue reliance on forward-looking statements, and should consider carefully the statements made in “Risk Factors” and elsewhere in our Offering Circular dated April 6, 2020, which are incorporated herein by reference, that identify important factors that could cause actual outcomes to differ from those expressed or implied in the Company’s forward-looking statements, and that could materially and adversely affect the Company’s business, operating results and financial condition.

https://www.sec.gov/Archives/edgar/data/1762825/000173112220000349/e1852partiiandiii.htm

You should read the following discussion in conjunction with the Company’s unaudited financial statements and the related notes elsewhere in this Semiannual Report. The financial statements included in this filing for the six months ending as of June 30, 2024, and June 30, 2023, are unaudited, and do not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

The Company was formed on November 26, 2018, and is an Idaho limited liability company. The Company engages in nationwide business purpose lending secured by non-owner-occupied properties and direct investment in real property in and around Spokane, Washington and Coeur d’Alene, Idaho. We utilize an investment strategy that is designed to safeguard our capital through what we believe to be adequate collateral on loans we make and have developed a detailed value analysis designed to produce attractive risk- adjusted returns, although there can be no guarantee our strategy will succeed. Accordingly, we cannot guarantee future results or performance. We directly manage the servicing and operational oversight of our assets through our Manager, Secured Investment Corp., rather than delegate those responsibilities to a third party.

Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services for the Company. Therefore, the Company does not currently have any employees and there is no intention hire any in the future.

1

Results of Operations – For the six months ending June 30, 2024

As of June 30, 2024, the Company’s cash balance was $187,419, and the total assets were $9,697,072. The amounts stated herein are derived from the unaudited financial statements as of June 30, 2024, included elsewhere in this Semiannual Report. In addition, as of June 30, 2024, revenue from mortgage interest was $364,588, revenue from the gain on sale of loans was $91,876 with loan origination fee income of $42,958, closing fee income of $3,775, and late fee revenue at $14,358. The Company had operating expenses of $373,044 to include asset management fees, performance fees, provisions for expected loan losses, audit and tax professional fees, legal fees, interest expense and other operating expenses, which resulted in a net income for the six months ending June 30, 2024, of $322,294.

As of June 30, 2024, the Company held 46 secured loans with an outstanding principal balance to borrowers of $7,285,097. The Company had 2 loans in foreclosure during the period ending June 30, 2024, which loans have an outstanding principal balance of $464,022.

The Company continued to acquire real property assets during this period. These properties are in various stages of rehabilitation, and the Company’s intent is to sell the properties.

Results of Operations – For the six months ending June 30, 2023

As of June 30, 2023, the Company’s cash balance was $230,543, and the total assets were $8,577,072. The amounts stated herein are derived from the unaudited financial statements as of June 30, 2024, included elsewhere in this Semiannual Report, the unaudited financial statements as of June 30, 2023 included in the Semiannual Report filed October 2, 2023, which is available here: https://www.sec.gov/Archives/edgar/data/1762825/000101376223000448/ea186127-1sa_circleofwealth3.htm, and the audited financials statements as of December 31, 2023 included in the Annual Report filed April 29, 2024, which is available here: https://www.sec.gov/Archives/edgar/data/1762825/000121390024036987/ea0204822-1k_circleofwealth3.htm. In addition, as of June 30, 2023, revenue from mortgage interest was $318,816, revenue from the gain on sale of loans was $65,182, with loan origination fee income of $40,770, closing fee income of $4,885, and late fee revenue at $11,332. The Company had operating expenses of $271,915 to include asset management fees, performance fees, provisions for loan losses, audit and tax professional fees, legal fees, interest expense and other operating expenses, which resulted in a net income for the six months ending June 30, 2023, of $228,618.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the sale of Membership Interests, cash flow from operations, net proceeds from loan repayments and sales, net proceeds from sales of real estate acquisitions, and borrowings under credit facilities. The Company hopes to receive income from the loans it makes in the form of interest, fee and points, and in some situations, profit sharing in certain equity transactions. A loss reserve may be maintained by the Company, as determined by the Manager, in its sole and absolute discretion.

As of the date of this Semiannual Report, we anticipate that adequate cash will be generated from operations to finance our operating and administrative expenses, although there can be no guarantee. However, our ability to support our operations is subject to some uncertainties. Our ability to generate capital is largely dependent upon demand for our senior secured loans (both from borrowers and loan purchasers) and the eventual performance of the borrowers on our senior secured loans. Both demand and borrower performance can be impacted by economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our real property assets is also dependent upon the state of the real estate markets in Spokane, Washington and Coeur d’Alene, Idaho, including the ability of potential buyers to obtain financing at reasonable rates. If cash flow from operations is insufficient, then we may seek to utilize our unsecured line of credit or partially leverage the real property assets we hold to increase liquidity; provided, however, there can be no assurance that this strategy will be successful and there is no assurance that such sources of financing will be available on favorable terms or at all. Importantly, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

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The Company will likely have liquidity problems if it cannot continue to raise sufficient funds to operate. Liquidity problems will limit the Company’s diversification in terms of type, number and size of loans we make and real property we are able to acquire. As mentioned above, liquidity is further impacted by performance of the specific loans we make and real property assets we acquire. The Company intends to continuously offer Membership Interests to Investors on an as needed basis to operate its business plan.

The Company is currently in the process of filing a Post Qualification Amendment to amend its Offering Circular and clarify the terms of a recission offer to certain members of the Company. The Company intends to fund the rescission offer described in Note 9 of the Notes to the unaudited financial statements included in this Semiannual Report with $100,000 of cash on hand and $525,000 of additional funds from the Manager, for further details see Note 9.

Liquidity and capital resources may also be negatively impacted by industry loan purchasers ceasing or limiting their operations due to the lingering impacts of the novel coronavirus pandemic and associated tightening of credit markets, as well as the potential negative impacts of inflation, rising interest rates, and the conflict in Ukraine. Our inability to raise substantial funds would increase the Company’s fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

The Company may become the owner of “REO” properties associated with the foreclosures mentioned above, which will depend on the results of the applicable foreclosure auctions. The Company may experience added costs due to the costs of ownership of real estate in locations outside of the Spokane and Coeur d’Alene markets.

As a result of market events including the conflict in the Ukraine, inflation, historically high rising interest rates, increasing days on market for real estate listings, increasing foreclosures, uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results, ability to fund loans, and capital raising efforts. In addition, these events also present material uncertainty and risk with respect to our Manager’s ability to originate loans and achieve successful results in servicing loans that experience an event of default. We are unable to quantify the impact these events may have on the Company or our Manager at this time. Although we have not experienced a significant increase in the number of late payments or defaulting borrowers as of the date of this report, we may experience adverse effects in the performance of our existing loans which may materially alter our ability to make distributions to our Members. However, market conditions may improve if the United States Federal Reserve continues to engage in rapid rate cuts, although there can be no assurance.

Furthermore, we believe that we are near the time when we will be approved to extend a rescission offer to purchasers of our membership interests due to an omission in an earlier version of our Offering Circular to state that affiliates of ours entered into a settlement agreement with the Washington Division of Financial Institutions for violations of the registration provisions of the Washington Business Opportunities Fraud Act and certain litigation settled in Utah in 2009. Pursuant to the rescission offer, certain purchasers may request a refund of their investment plus statutory interest by notifying us of their decision to do so during a specified time period. If a significant number of purchasers elect to accept the offer to rescind their purchases, our liquidity would be adversely affected to the extent of such rescissions. To that end, we filed a new Form 1-A and Offering Circular with the Securities and Exchange Commission on August 22, 2024. This may result in a pause in the offering, or potential inability to continue the offering, as there can be no assurance that the Company will receive qualification of its offering in the future.

Finally, the Company’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to potential changes to Regulation A. Adverse developments in general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations and are unable to be precisely quantified at this time.

Off-balance Sheet Arrangements

As of June 30, 2024, and June 30, 2023, we had no off-balance sheet arrangements.

Item 2. OTHER INFORMATION

None.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Circle of Wealth Fund III LLC

By (Signature and Title) /s/ Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date September 30, 2024

CIRCLE OF WEALTH FUND III LLC

By:	/s/ Lee Aaron Arnold
Lee Aaron Arnold, President and CEO of Secured Investment Corp., Manager

Date:	September 30, 2024

– The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund. – The Manager is in the process of amending the Fund’s Offering Circular to further clarify the terms of the recission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Fund intends to offer to repurchase membership interests from Fund members who purchased membership interests between August 30, 2019 and December 20, 2019, subject to requalification of the offering by the Securities & Exchange Commission. The recission offer would allow investors to receive a refund of their investment at the price of their initial capital contribution, plus interest at the current statutory rate per year (as determined by state law in the state the investor resides), from the date they were purchased through the date the investor elects to rescind minus any income received on the Membership Interests during the time they were held by the investor. The Fund intends to fund the rescission offer with $100,000 of cash on hand and $525,000 of additional funds from the Manager, pending completion of the rescission offer.

4

REPORT OF FINANCIAL STATEMENTS

CIRCLE OF WEALTH FUND III, LLC

June 30, 2024 and 2023

Item 3. FINANCIAL STATEMENTS

Index to Unaudited Financial Statements of Circle of Wealth Fund III, LLC

i

Circle of Wealth Fund III, LLC

Balance Sheets (unaudited)

ASSETS

	As of June 30, 2024	As of December 31, 2023

ASSETS
Cash and cash equivalents	$187,419	$1,506,915
Mortgage interest receivable, net	63,675	46,399
Interest-only strip receivables, net	74,526	69,052
Prepaids and other assets	109,331	77,979
	434,951	1,700,345

Mortgage loans held for sale receivable, net	7,285,097	5,688,979
Allowance for expected loan losses	(110,577)	(100,364)
Deferred loan origination fees	(47,504)	(32,352)
	7,127,017	5,556,264

Finance right-of-use asset, net	799,743	813,612
Leasehold improvements	165,531	161,836
	965,275	975,448

Real estate held	395,279	311,279
Real estate held for sale	774,550	1,036,326
	1,169,829	1,347,605

Total assets	$9,697,072	$9,579,662

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Accounts payable and accrued expenses	$10,632	$9,106
Asset management fees payable	12,841	12,522
Performance fee payable	2,572	2,607
Due to related party	96,300	-
Accrued distributions payable	8,513	9,337
Income taxes payable	19,321	6,821
Financing lease liability	710,014	710,942
Notes payable	214,082	693,707

Total liabilities	1,074,275	1,445,042

MEMBERS’ EQUITY
Membership interests, $1,000 par, 50,000 units authorized and 7,023.664 and 6,857.780 units outstanding as of June 30, 2024 and December 31, 2023, respectively	7,023,664	6,857,780
Retained earnings	1,599,134	1,276,840

Total liabilities and members’ equity	$9,697,072	$9,579,662

See accompanying notes.

Circle of Wealth Fund III, LLC

Statements of Income (unaudited)

Six Months Ended June 30, 2024 and 2023

STATEMENTS OF INCOME

	2024	2023
REVENUES
Mortgage interest income	$364,588	$318,816
Net gains on sales of loans	91,876	65,182
Loan origination fee income	42,958	40,770
Net gains on sales of real estate owned	72,363	38,974
Late fee and other income	14,358	11,332
Rent revenue	95,037	20,575
Closing fee income	3,775	4,885

Total revenues	684,955	500,533

OPERATING EXPENSES
Asset management fees	76,909	67,073
Right of use amortization	13,868	-
Provision for expected loan losses	13,331	34,391
Professional fees	85,452	77,115
Performance fees	58,901	29,277
Property expenses	55,033	18,162
Interest expense	21,667	-
Other operating expenses	47,883	45,897

Total operating expenses	373,044	271,915

OTHER INCOME
Interest income	10,384	-
Total other income	10,384	-

NET INCOME	$322,294	$228,618

Income per unit attributable to members	$38.30	$30.37

Weighted average number of membership units outstanding	8,414.106	7,528.592

Distributions declared per unit	$37.05	$33.65

See accompanying notes. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Circle of Wealth Fund III, LLC

Statements of Changes in Members’ Equity (unaudited)

Six Months Ended June 30, 2024 and 2023

			Retained
			Earnings	Total
	Membership Interest		(Accumulated	Members’
	Units	Amount	deficit)	Equity
December 31, 2023	6,857.780	$6,857,780	$1,276,840	$8,134,620
Proceeds from issuance of membership interest	992.927	992,927	-	992,927
Distributions declared on membership interest	(311.764)	(311,764)	-	(311,764)
Redemption of membership interest	(515.279)	(515,279)	-	(515,279)
Net income		-	322,294	322,294
June 30, 2024	7,023.664	$7,023,664	$1,599,134	$8,622,798

December 31, 2022	6,225.301	$6,225,301	$813,242	$7,038,543
Proceeds from issuance of membership interest	1,402.388	1,402,388	-	1,402,388
Distributions declared on membership interest	(253.370)	(253,370)	-	(253,370)
Redemption of membership interest	(650.359)	(650,359)	-	(650,359)
Net income		-	228,618	228,618
June 30, 2023	6,723.960	$6,723,960	$1,041,860	$7,765,820

See accompanying notes.

Circle of Wealth Fund III, LLC

Statements of Cash Flows (unaudited)

Six Months Ended June 30, 2024 and 2023

	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$322,294	$228,618
Adjustments to reconcile net income to net cash provided by operating activities
Provision for expected loan losses	10,213	54,242
Net gains on sales of loans	(91,876)	(65,182)
Net gains on sales of real estate owned	(72,363)	(23,925)
Right of use amortization	13,868	-
Change in operating assets and liabilities
Mortgage interest receivable, net	(17,276)	(1,336)
Interest-only strip receivables, net	(5,474)	16,821
Prepaids and other assets	(37,071)	(76,545)
Accounts payable and accrued expenses	2,947	(395)
Asset management fees payable	319	2,277
Performance fees payable	(35)	10,415
Due to related party	96,300	235,950
State tax payable	12,500	(6,033)

Net cash provided by operating activities	234,346	374,907

CASH FLOWS FROM INVESTING ACTIVITIES
Loans funded	(8,411,412)	(7,361,384)
Proceeds from payoffs or sales of mortgage loans receivable	6,922,322	6,751,024
Purchase of real estate owned	(831,079)	(617,305)
Purchased of investment securities	-	(120,877)
Escrow Accounts	4,298	-
Capitalized improvements on real estate owned	(60,839)	(22,310)
Payments on finance lease improvements	(3,695)	(119,998)
Proceeds from sales of real estate owned	673,725	365,070

Net cash used for investing activities	(1,706,679)	(1,125,780)

CASH FLOWS FROM FINANCING ACTIVITIES
Finance lease liability	(928)	-
Principal payments on mortgage notes payable	(11,292)	438,200
Members’ contributions	992,927	1,402,388
Members’ distributions	(312,589)	(248,330)
Members’ capital withdrawals	(515,279)	(650,359)

Net cash from financing activities	152,838	941,899

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,319,496)	191,026

CASH AND CASH EQUIVALENTS, January 1	1,506,915	39,517

CASH AND CASH EQUIVALENTS, June 30	$187,419	$230,543

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for taxes	$22,623	$9,167

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 1 – Nature of Operations

Circle of Wealth Fund III, LLC (the “Fund”) is an Idaho limited liability company that was organized to make, fund, originate, refinance, purchase, sell and/or otherwise acquire loans secured by first or junior position deeds of trust or mortgages on non-owner occupied residential and commercial properties located throughout the United States; and acquire, develop, rehabilitate, and/or hold and/or sell non-owner occupied real estate located throughout the United States. The Fund is managed by Secured Investment Corp., a Wyoming corporation (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

The Fund will continue indefinitely unless dissolved under the provisions of the operating agreement at an earlier date.

Note 2 – Summary of Significant Accounting Policies

Cash and cash equivalents – The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Risks and uncertainties – The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to fund loans and acquire real estate as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Management estimates and related risks – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses, interest-only strip receivables on loans sold and fair value of real estate held and serving as collateral for Fund loans. Although these estimates reflect management’s best estimate, it is at least reasonably possible that a material change to these estimates could occur in the near term.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience any significant declines, the resulting collateral values of the Fund’s loans and real estate owned will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses and proceeds from disposition of real estate could differ significantly from management’s current estimates.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Mortgage loans receivable held for sale, net – Mortgage loans, the majority of which the Fund intends to make available for sale to prospective investors, generally are stated at the lower of cost or fair value. Mortgage loans make up the only class of financing receivables within the Fund’s lending portfolio. Loans are generally originated with terms of one to three years and are interest-only until maturity.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

The Fund has a policy for discontinuing the accrual of interest on loans after payments become greater than 90 days’ delinquent. Loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for expected loan losses – Mortgage loan receivable balances (i.e., the sum of the unpaid principal, advances, and accrued interest) are analyzed on a periodic basis for ultimate recoverability. For a loan that is deemed collateral dependent for repayment, a provision for expected loan losses is recorded to adjust the AELL to an amount such that the net carrying amount (unpaid principal, advances plus interest accrued, i.e., interest owed net of foregone interest for loans in non-accrual status) is reduced to the lower of the loan balance or the estimated fair value of the related collateral, net of any senior debt and claims, if any, and estimated selling costs.

As of January 1, 2023, the Fund adopted Accounting Standards Codification 326, Financial Instruments – Credit Losses, using the modified retrospective approach, which requires a lifetime current expected credit loss (“CECL”) measurement objective for the recognition of credit losses at the time a loan is originated or acquired. The AELL is adjusted each period for changes in expected lifetime credit losses for loans and accrued interest. The determination of the amount of the AELL considers pat events, including historical loss experience, current fair value of collateral and the resultant loan-to-value (“LTV”), current real estate and financial markets, as well as reasonable and supportable forecasts about future economic scenarios.

The forward-looking estimates consider the likelihood that any combinations of events would adversely impact economic conditions and real estate markets where the Fund’s loans are held such that the underlaying real property collateral for the loans would no longer be sufficient to collect the recorded amounts of principal, accrued interest and advances due on the loan.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Allowance for expected loan losses (continued) – The number of loans and the short terms for which the loans are written enable a loan-by-loan analysis to determine the risk of loss. The primary determinate in the analysis is the LTV, and consideration of lien position of the deed of trust or mortgage. The analysis also considers the year in which the secured loans were originated. The ultimate collectability of the amounts owed is reliant on the estimation of the current fair value of the real property collateral and the time to maturity. Further, there is no evidence, nor any indication in the analysis, that the ultimate collectability of the amounts owed fluctuates with the time on file or age.

The Fund writes off uncollectible loans and related receivables directly to the AELL account once it is determined the full amount is not collectible. Any amounts collected after a write-off is deemed a recovery. If the loan goes to foreclosure, an updated valuation is preformed and the recorded investment in the loan is adjusted to the net realizable value of the real estate to be acquired.

Interest-only strip receivables, net – Interest-only strip receivables represent the present value of residual cash flows the Fund expects to receive on mortgage loans receivable held for sale sold to third-party investors after having been originated by the Fund. The value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables could be affected by external factors, such as changes in the behavior patterns of customers and changes in the strength of the economy; therefore, actual performance could differ from these assumptions. The Fund evaluates the performance of the receivables relative to these assumptions on a regular basis. The Manager negotiates the participation interest to be earned by the Fund for loans sold on a case-by-case basis. The interest-only strip rates earned by the Fund during the six months ended June 30, 2024 and 2023 ranged from 0.5% to 5%. The Fund sold and retained a beneficial interest in the interest only strip receivables of 36 loans totaling approximately $4,400,000 and 37 loans totaling approximately $3,900,000 during the six months ended June 30, 2024 and 2023, respectively.

Real estate owned – Real estate purchased is recorded at cost. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write downs are recorded as a charge to operations.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Fair value measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for expected loan losses. The fair value for impaired secured loans is determined using the sale comparison, income and other commonly used valuation approaches.

The following methods and assumptions were used to estimate the fair value of financial instruments:

●	Mortgage loans receivable (Level 2 or Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

●	Interest-only strip receivables (Level 3). For interest-only strip receivables, the Fund estimates the fair value using internal valuation models. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk.

●	Real estate owned (Level 2 or Level 3). At the time of foreclosure, real estate owned is recorded a the property’s estimated fair value plus any senior indebtedness, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. The Fund records the real estate held for sale as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the real estate held for sale of nonrecurring Level 3.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Subscription liabilities and subscription funds in transit – The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If the subscription funds are needed in the normal course of the Fund’s operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 6% for the odd days within the month the borrowing took place. The Fund had no subscription liabilities as of June 30, 2024, and December 31, 2023. During the periods ended June 30, 2024, and December 31, 2023, the Fund did not make any borrowings on the subscription funds.

Deferred loan origination fees – Loan origination fees represent amounts charged by the Fund to the borrowers for such things as points, loan processing fees, underwriting fees and other similar charges. As the majority of the Fund’s loans are held for sale, the Fund defers recognition of the fees until the loan is sold.

Income taxes – The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Each individual member reports on their federal and state income tax returns their distributive share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year.

The Fund has evaluated its current tax positions and has concluded that as of June 30, 2024 and 2023, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Leases – The Fund leases one property under a finance lease agreement. The Fund determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the balance sheet. Finance leases are included in finance lease right-of-use assets and finance lease liabilities on the balance sheet.

ROU assets represent the Fund’s right to use an underlying asset for the lease term and lease liabilities represent the Fund’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assts and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Fund’s lease agreement does not specify an implicit rate, the Fund uses a risk-free rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Fund’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Fund has elected not to recognize right-of-use assets and lease liabilities for short-term leases and instead records them in a manner similar to operating leases under legacy leasing guidelines. A short-term lease is one with a maximum lease term of 12 months or fewer and does not include a purchase option that the lessee is reasonably certain to exercise.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Change in accounting principle – In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses designed to provide a more forward-looking approach to the estimation of expected credit losses on financial assets. The Fund adopted the standard effective January 1, 2023, using the modified retrospective approach.

Reclassifications – Certain amounts in the financial statements for the prior year have been reclassified to conform to the current financial statement presentation. The results of the reclassifications are not considered material and have no effect on previously reported net income or members’ equity.

Subsequent events – The Fund has evaluated subsequent events through September 15, 2024, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

Note 3 – Fund Provisions

The Fund is an Idaho limited liability company. The rights, duties, and powers of the members of the Fund are governed by the operating agreement and the Idaho Limited Liability Company Act. The following description of the Fund’s operating agreement and offering circular provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions. The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members representing a majority of the outstanding Fund membership interests may approve or disapprove any of the following matters: (i) the Fund’s merger with or conversion into another entity; (ii) causing the Fund to incur debt which would exceed the amount provided for in the offering circular; (iii) a transaction, not expressly permitted by the operating agreement or offering circular, involving a conflict of interest between the Manager and the Fund; (iv) remove the Manager if: (1) the Manager is convicted or found liable for an act of gross negligence or fraud which materially lowers the net asset value of the Fund, and (2) the holders of at least a majority of the outstanding membership interests vote in favor of such removal; (v) election of a successor manager; (vi) amendments to the operating agreement.

Profits and losses – Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Fund expenses – The Fund shall bear all costs and expenses associated with the operation of the Fund, including, but not limited to, the annual tax preparation of the Fund’s tax returns, any state and federal income tax due, legal fees, accounting fees, filing fees, and any required independent audit reports required by agencies governing the business activities of the Fund, foreclosure costs and expenses associated with the foreclosing on assets, costs associated with force placed insurance, and costs and expenses associated with the disposition of assets.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 3 – Fund Provisions (continued)

Distributions – The Fund will make distributions of one hundred percent of net available proceeds from operations at least monthly to all members. The Fund will make all distributions to the members in proportion to the membership interest they held during the period for which the distribution is declared until each member has received six percent (6%) cumulative annual return. If returns are higher than 6% cumulative annual return, the remaining funds will be distributed 50% to the members in proportion to their membership interests and 50% to the Manager as a performance fee.

Liquidity, capital withdrawals and early withdrawals – There is no public market for interests of the Fund, and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least twelve (12) months; and (ii) the member provides the Manager with a written request for a return of capital at least 90 days prior to such withdrawal. Once the withdrawal is approved by the Manager, the Member may only withdraw up to 25% percent of the total withdrawal amount each following calendar quarter until the full amount is withdrawn. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund’s then cash flow, the amount of Fund reserves and the Fund’s then-current financial condition.

Note 4 – Allowance for Expected Loan Losses

Activity in the allowance for expected loan losses was as follows for the periods ended June 30, 2024 and 2023:

	As of June 30,	As of December 31,
	2024	2023

Allowance for loan losses:
Beginning balance as of January 1	$100,364	$40,578
Write-off loan losses	(3,118)	(2,036)
Provision for loan losses	13,331	61,822
	$110,577	$100,364

Allocation of the allowance for loan losses by collateral type consisted of the following:

	As of June 30, 2024	As of December 31, 2023
Non-owner occupied residential (1-4 units)	$110,577	$100,364

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 5 – Real Estate Owned

Real estate owned as of June 30, 2024 and December 31, 2023 consists of the following:

	As of June 30,	As of December 31,
	2024	2023

Real estate held	$395,279	$311,279
Real estate held for sale	774,550	1,036,326
	$1,169,829	$1,347,605

Real estate owned activity during the six months ended June 30, 2024 and as of December 31, 2023 was as follows:

	As of June 30,	As of December 31,
	2024	2023

Beginning balance	$1,347,605	$595,563
Purchase of real estate	831,079	1,368,268
Capitalized improvements	60,839	148,219
Sales of real estate owned	(1,069,695)	(764,445)
	$1,169,829	$1,347,605

Note 6 – Fair Value of Financial Measurements

There were no assets or liabilities measured at fair value on a recurring basis for the periods ending June 30, 2024 and December 31, 2023. It is Fund policy to recognize transfers at the date of the event or change in circumstances that caused the transfer.

Assets measured at fair value on a nonrecurring basis – Assets are considered to be measured at fair value on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheets. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements that require assets to be assessed for impairment or recorded at the lower of cost or fair value.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 6 – Fair Value of Financial Measurements (continued)

Information about Level 3 fair value measurements – The following methods and assumptions were used to estimate the fair value of financial instruments:

Impaired loans – Impairment on loans is measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral, less estimated selling costs, if the loan is collateral-dependent. The fair value is generally estimated using market comparable sales.

Real estate owned – At the time of foreclosure, real estate owned is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property’s estimated fair value, less estimated costs to sell, as applicable. The fair value is generally estimated using market comparable sales. There were no real estate owned properties measured to fair value as of June 30, 2024 and December 31, 2023.

Interest-only strip receivables, net – The Fund estimates the fair value of interest-only strip receivables using an internal valuation model. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, including prepayment and default rates and discount rates appropriate for the type of asset and risk.

There were no liabilities measured at fair value on a nonrecurring basis for the period ending June 30, 2024. The following table presents the Fund’s assets measured at fair value on a recurring basis as of June 30, 2024:

	Level 1	Level 2	Level 3	Total

Interest-only strip receivables	$-	$-	$74,526	$74,526
	$-	$-	$74,526	$74,526

There were no liabilities measured at fair value on a nonrecurring basis in 2023. The following table presents the Fund’s assets measured at fair value on a recurring basis at December 31, 2023 (there were no transfers between categories in 2023):

	Level 1	Level 2	Level 3	Total

Interest-only strip receivables	$-	$-	$69,052	$69,052
Imparied mortgage loan receivable	$-	$140,000	$-	$140,000
	$-	$140,000	$69,052	$209,052

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 6 – Fair Value of Financial Measurements (continued)

The valuation techniques used for fair value Level 3 nonrecurring assets during the period ending June 30, 2024, are shown in the following table:

	Fair Value	Valuation Technique	Unobservable Input	Discount Rate

Interest-only strip receivables	$74,526	Discounted cash flow	Discounted Rate	10%

The valuation techniques used for fair value Level 3 nonrecurring assets during the period ending December 31, 2023, are shown in the following table:

	Fair Value	Valuation Technique	Unobservable Input	Discount Rate

Interest-only strip receivables	$69,052	Discounted cash flow	Discounted Rate	10%

Note 7 – Mortgage Notes Payable

In March 2023, the Fund entered into a mortgage payable obligation in the amount of $162,220 associated with the purchase of real estate. Commencing in April 2023 and through April 2048, the maturity date, the mortgage requires monthly payments of $885 of principal and interest. The mortgage bears interest at a rate of 4.5%. The mortgage note payable had an outstanding balance of $154,063 and $160,717 at June 30, 2024 and December 31, 2023, respectively.

Additionally, in March 2023, the Fund entered into a second mortgage payable obligation in the amount of $67,519 associated with the purchase of the same real estate. No payments were required until the debt matured in March 2024. In May, 2024 this note was amended to extend the maturity date to March 2025 and require monthly principal payments of $3,000. This mortgage debt is non-interest bearing. The mortgage note payable had an outstanding balance of $60,019 and $62,687 at June 30, 2024 and December 31, 2023, respectively.

In June 2023, the Fund entered into a mortgage payable obligation in the amount of $213,017 associated with the purchase of real estate. Commencing in July 2023 and through December 2048, the maturity date, the mortgage required monthly payments of $1,103 of principal and interest. The mortgage bore interest at a rate of 5.0%. The property securing the mortgage was sold on 4/15/2024 and the loan was paid off. The mortgage note payable had an outstanding balance of $0 and $198,340 at June 30, 2024, and December 31, 2023, respectively.

In September 2023, the Fund entered into a mortgage payable obligation in the amount of $279,504 associated with the purchase of real estate. Commencing in October 2023 and through December 2048, the maturity date, the mortgage required monthly payments of $1,553 of principal and interest. The mortgage bore interest at a rate of 4.75%. The property securing the mortgage was sold on 3/28/2024 and the loan was paid off. The mortgage note payable had an outstanding balance of $0 and $271,963 at June 30, 2024 and December 31, 2023, respectively.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 7 – Mortgage Notes Payable (continued)

Interest expense on the mortgage notes payables totaled $3,490 for the period ending June 30, 2024.

Note 8 – Leases

During 2023, the Fund entered into a finance lease for real estate that is scheduled to expire in April 2053. This lease calls for monthly payments of $3,625, including a balloon payment due in April 2028. At June 30, 2024 the finance lease ROU asset and finance lease liability amounted to $799,743 and $710,014, respectively. At December 31, 2023 the finance lease ROU asset and lease liability amounted to $813,612 and $710,942, respectively.

Additional information related to leases for the six months ended June 30, 2024 is as follows:

Financing lease cost:
Amortization of ROU asset	13,868
Interest on lease liability	12,824
Total lease cost	26,692

Other information:
Cash paid for amounts included in the measurement of lease liabilities	17,734
ROU asset obtained in exchange for lease obliagtion	-
Weighted average remaining lease term	28.85 years
Weighted average discount rate	3.64%

Future minimum lease payments under non-cancelable leases as of December 31, 2023 were as follows:

Year ending December 31,
2024	$21,752
2025	43,503
2026	43,503
2027	43,503
2028	644,665
Less: imputed interest	(86,912)
$710,014

Note 9 – Related Party Transactions

Loan origination fees – At the closing of a target asset, a borrower will pay origination points. The origination points shall be disbursed at the closing of a target asset in the following manner: 80% to the Manager or an affiliated company and 20% to the Fund. The Fund recognized loan origination fees of $42,958 and $40,770 for the six months ended June 30, 2024 and 2023, respectively.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 9 – Related Party Transactions (continued)

Loan servicing fees – Fund loans are serviced by a third-party servicer and a related party servicer selected by the Manager. The loan servicing companies will receive compensation from the Fund for performing these loan servicing activities. The loan servicing companies may also be entitled to retain up to 100% of any late fees and all fees for payoff demand statements and related documents and return check charges. Loan servicing fees amounted to $10,460 and $9,090 for the six months ended June 30, 2024 and 2023, respectively.

Asset management fees – The Manager earns asset management fees of 1.75% of the Fund’s total asset base as of the last day of the calendar month. The asset management fees are payable beginning on the first day of the first calendar month after the first deployment. Asset management fees earned by the Manager amounted to $76,909 and $67,073 for the six months ended June 30, 2024 and 2023.

Performance fees – As described in Note 3, after payment to members of a priority return, the Manager is eligible to receive performance fees. Performance fees earned by the Manager amounted to $58,901 and $29,277 for the six months ended June 30, 2024 and 2023.

Due to related party – The Fund had a payable to the Manager of $96,300 for payments made by the Manger on behalf of the Fund at June 30, 2024. There were no amounts due to the Manager at December 31, 2023.

Operating expenses – The Manager shall be entitled to reimbursement by the Fund for all reasonable and customary expenses incurred in the formation of the Fund and in the ongoing management of the Fund.

Loan brokerage fees – For its services in connection with the selection and origination of Fund loans, the Manager charges loan brokerage fees to the borrowers. These fees are paid directly by the borrowers and are not expenses of the Fund.

Rehabilitation services – Arnold Professional Holdings, Inc. (APH), a Washington corporation, is owned by the Chief Executive Officer (CEO) of the Manager. APH is a Washington licensed, bonded and insured general contractor. APH provides general construction services to the Fund in the state of Washington, which may include repairing, renovating and improving real estate investments. APH will receive compensation for its services equal to cost plus twenty percent (20%) plus an additional fifteen percent (15%) bonus on the net profit from the sale of the real estate investment after deducting all costs (including rehabilitation expenses) and selling expenses.

During the six months ended June 30, 2024 and 2023, the Fund paid $54,112 and $175,074, respectively, to APH in rehabilitation services, including compensation as described above, to APH.

Selling expenses – The CEO of the Manager, is a licensed real estate agent with Keller Williams. The CEO will be retained as the exclusive listing agent for all real estate investments in the state of Washington. The Fund will pay the customary six percent (6%) real estate commission for all real estate investment sold to be shared equally by the listing agent and buyer’s agent unless otherwise agreed.

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 9 – Related Party Transactions (continued)

In addition, there will be instances where a real estate investment listing will be given to a licensed real estate agent in another market who pays a referral fee for the listing. It is not uncommon for a referring agent to receive a 20%-40% share of the commission which will be paid to the listing agent in that market.

Note 10 – Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages with the following characteristics as of June 30, 2024:

As of June 30, 2024
Number of secured loans outstanding	46
Total secured loans outstanding	$7,285,097
Average secured loan outstanding	$158,372
Average secured loan as a percentage of total loans	2.17%
Average secured loan as a percentage of members’ equity	1.84%
Largest secured loan outstanding	$354,022
Largest secured loan as a percentage of total loans	4.86%
Largest secured loan as a percentage of members’ equity	4.11%
Number of secured loans over 90 days past due in interest and still accruing	-
Approximate investment in secured loans over 90 days pas due in interest and still accruing	$-
Number of secured loans in foreclosure	2
Approximate principal of secured loans in foreclosure	$464,022
Number of secured loans on non-accrual status	-
Approximate investment in secured loans on non-accrual status	$-
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for expected loan losses)
Number of secured loans over 90 days past maturity	2
Approximate principal of secured loans over 90 days past maturity	$196,000
Number of states where security is located	21
Number of counties where security is located	33

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 10 – Loan Concentrations and Characteristics (continued)

The Funds’ secured loans are located in various states as follows:

	Loan Balances	Percentage

State
IL	$911,464	12.51%
LA	685,000	9.40%
Other	5,688,633	78.09%
	$7,285,097	100%

The following categories of secured loans were held as follows:

First trust deeds or mortgages	$7,285,097

Loans by type of property
Non-owner occupied residential (1-4 units)	$7,285,097

The schedule below presents the status of the secured loans with regards to interest payments as follows:

Days outstanding
Current (0 to 30 days)	$6,753,575
31 to 90 days	67,500
91 days and greater	464,022
$7,285,097

The future maturities of secured loans are as follows:

Year ending December 31,
2024	2,139,982
2025	4,952,415
2026	-
2027	192,700
$7,285,097

Circle of Wealth Fund III, LLC

Notes to Financial Statements

Note 10 – Loan Concentrations and Characteristics (continued)

Scheduled maturities for 2024 include 3 loans totaling approximately $321,000 that were past due at December 31, 2023. Due to the fact that the Fund’s loans are held for sale there is a likelihood that loans will be sold before maturity. Therefore, the above tabulation is not a forecast of future cash collections.

Note 11 – Commitments and Contingencies

Legal proceedings – The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

Rescission Offer – The Manager is in the process of amending the Fund’s Offering Circular to further clarify the terms of the rescission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Fund intends to offer to repurchase membership interests from Fund members who purchased membership interests between August 30, 2019 and December 20, 2019, subject to requalification of the offering by the Securities & Exchange Commission (“SEC”). The rescission offer would allow investors to receive a refund of their investment at the price of their initial capital contribution, plus interest at the current statutory rate per year (as determined by state law in the state the investor resides), from the date they were purchased through the date the investor elects to rescind minus any income received on the Membership Interests during the time they were held by the investor. After consultation with state regulators and the SEC, the Manager filed its amended Offering Circular with the SEC on August 20, 2024. The SEC is currently reviewing the filing, and upon requalification by the SEC, the Manager will seek final approval from state regulators before making the rescission offer to the applicable Fund members.